UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ALTERNUS CLEAN ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02157G 101

(CUSIP Number)

January 11, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02157G 101	Schedule 13G

1.	Name of Reporting Persons Nordic ESG and Impact SCSp
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,765,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,765,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,765,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.7%
12.	Type of Reporting Person (see instructions) FI

1.	Name of Reporting Persons AVG Group S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,765,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,765,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,765,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.7%
12.	Type of Reporting Person (see instructions) FI

1.	Name of Reporting Persons Karl Andersen
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,765,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,765,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,765,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.7%
12.	Type of Reporting Person (see instructions) IN

Item 1.

(a) Name of Issuer: The name of the issuer is Alternus Clean Energy, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of the State of Delaware with principal executive offices at 360 Kingsley Park Drive, Suite 250, Fort Mill, South Carolina 29715.

Item 2.

(a) Name of Person Filing: This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Nordic ESG and Impact SCSp (“Nordic”);

(ii)	AVG Group S.a.r.l. (“AVG”); and

(iii)	Karl Andersen.

This Statement relates to Shares (as defined herein) directly beneficially owned by Nordic. AVG is the general partner of Nordic.

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal executive office of each of the Reporting Persons is: 5, Heienhaff, L-1736, Senningerberg, Lëtzebuerg, Luxembourg.

(c) Citizenship:

(i) See Item 4 of Cover Page.

(d) Title of Class of Securities: The title of the class of securities is:

(i) Common Stock, par value $0.0001 per share (“Shares”);

(e) CUSIP Number: The CUSIP number for the Common Stock is 02157G 101.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

(a) Amount beneficially owned:

(i) Reporting Persons beneficially own 7,765,000 shares of Common Stock.

(b) Percent of class:

(i) As of January 19, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.7% of Shares outstanding. This percentage is based on a total of 79,670,363 Shares outstanding, based on information in the Form S-1 filed by the Company on January 19, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	7,765,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	7,765,000

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

AVG Group S.a.r.l.

By:	/s/ Karl Andersen
Name:	Karl Andersen
Its:	Managing Director

Nordic ESG and Impact SCSp

By:	AVG Group S.a.r.L., its general partner

By:	/s/ Karl Andersen
Name:	Karl Andersen
Its:	Managing Director

Karl Andersen

By:	/s/ Karl Andersen
Name:	Karl Andersen